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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bass Creek Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2193 Chatfield Drive
(No. and Street)

Cleveland Heights, OH 44106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Card, Palmer, Sibbison & Co.
(Name – *if individual, state last, first, middle name*)

4545 Hinckley Parkway Cleveland 44109
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Rial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bass Creek Advisors, Ltd., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
MICHAEL W ISSA
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 11-12-13

[signature]
Signature

Executive Representative & Managing Member
Title

[signature] 2/23/2010
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASS CREEK ADVISORS, LTD.

(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2009 AND 2008

BASS CREEK ADVISORS, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

CONTENTS

	PAGES
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Balance sheets	2
Statements of operations and members' equity	3
Statements of cash flows	4
Notes to financial statements	5-6
SUPPLEMENTAL INFORMATION:	
Schedule I - Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission	7
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	8-9

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bass Creek Advisors, Ltd.
Cleveland Heights, Ohio

We have audited the accompanying balance sheets of Bass Creek Advisors, Ltd. (an Ohio Limited Liability Company) as of December 31, 2009 and 2008, and the related statements of operations and members' equity, and cash flows for the years the ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bass Creek Advisors, Ltd. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 17, 2010

FINANCIAL STATEMENTS

BASS CREEK ADVISORS, LTD.
BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash and cash equivalents	$ 48,994	$ 301,730
TOTAL ASSETS	$ 48,994	$ 301,730

MEMBERS' EQUITY

	2009	2008
MEMBERS' EQUITY	$ 48,994	$ 301,730

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
FEE INCOME	$ -	$ -
EXPENSES:		
Management fees to members	244,074	1,635,744
Legal, professional and regulatory fees	7,336	8,394
Travel related expenses	-	500
Printing and reproduction	-	790
Office expenses	2,314	975
Total expenses	253,724	1,646,403
LOSS FROM OPERATIONS	(253,724)	(1,646,403)
OTHER INCOME:		
Interest income	988	12,162
Reimbursed expenses	-	4,438
Total other income	988	16,600
NET LOSS	(252,736)	(1,629,803)
MEMBERS' EQUITY, BEGINNING OF YEAR	301,730	1,931,533
CONTRIBUTED CAPITAL	-	-
MEMBERS' EQUITY, END OF YEAR	$ 48,994	$ 301,730

The accompanying notes are an integral part of the financial staetments.

BASS CREEK ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (252,736)	$ (1,629,803)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in accounts receivable	-	1,611,791
Decrease in prepaid expenses	-	9,759
NET CASH USED BY OPERATING ACTIVITIES	(252,736)	(8,253)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(252,736)	(8,253)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	301,730	309,983
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 48,994	$ 301,730

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1. NATURE OF OPERATIONS

Bass Creek Advisors, Ltd. (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealer, pursuant to Rule 1014. The Company acts as placement agent for private equity and hedge fund shares to qualified U.S. institutions and accredited investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bass Creek Advisors, Ltd. is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit risk

The Company maintains cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management fees to members

Management fees to members that are intended as reasonable compensation for services rendered are accounted for as Company expenses rather than as allocations of the Company's net income. Payments that are intended as payment of interest of members' equity accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

3. DEFINED CONTRIBUTION PLAN

The Company participates in a multi-employer defined benefit retirement plan. The plan covers all members of the Company and is based upon earnings. There were no contributions required for the periods ending December 31, 2009 and 2008.

4. INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual federal and state income tax returns. Accordingly, there is no provision for federal or state income taxes.

The Company has adopted guidance, as required by the Income Taxes Topic of the FASB Accounting Standards Codification regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. As of December 31, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company records related interest expenses and penalties, if any, as a tax expense, consistent with this guidance. The Company's open audit periods are for the tax years ended December 31, 2008 through December 31, 2009. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2009, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BASS CREEK ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE
15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Members' equity	$ 48,994
Deductions and/or charges:	
Non allowed assets	-
Net capital before haircuts on securities positions	48,994
Less haircuts applicable to certificate of deposit	(3)
Net Capital	$ 48,991
Aggregate Indebtedness	$ -
Minimum Net Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirements	$ 43,991
Percentage of Aggregate Indebtedness to Net Capital	0.0 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II-A of Form X-17A-5, as of December 31, 2009.

See independent auditors' report

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Bass Creek Advisors, Ltd.
Cleveland Heights, Ohio

In planning and performing our audit of the financial statements of Bass Creek Advisors, Ltd. for the year ended December 31, 2009, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Bass Creek Advisors, Ltd. for the year ended December 31, 2009 and this report does not effect our report thereon dated February 17, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Card, Palmer, Sibbison & Co.

Card, Palmer, Sibbison & Co.
Cleveland, Ohio
February 17, 2010